Filed by DISH Network Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: DISH Network Corporation (Commission File No. 001-39144)

FROM: Employee Communications

SUBJECT: Today’s Amended Merger Agreement

DATE: 10/3/2023, 6:46 a.m.

Team,

Today we filed an update with the Securities and Exchange Commission regarding our merger with EchoStar. It outlines a couple of changes to how the merger will be structured upon the close of the transaction.

Under this amended merger agreement, the transaction is now structured so that EchoStar is the acquiring entity, but it preserves the same economics, leadership and ownership of the original structure.

Put another way, EchoStar will acquire DISH in the transaction, and DISH stock will be converted to EchoStar stock, but the proportional ownership of DISH stockholders and EchoStar stockholders in the combined company will remain identical.

Our strategy behind the deal remains the same—to create growth and long-term value for our company. This new structure will give us more financial and operational flexibility by enabling more efficient capital allocation and better facilitating potential future strategic transactions.

While EchoStar will now be the acquiring entity, the DISH brand will continue and we anticipate our other brands will remain the same.

If you own DISH stock (ticker “DISH”), that stock will be converted to EchoStar stock (current ticker “SATS”) upon the close of the merger.

Here’s a simple example of what the stock conversion would look like if you held 100 shares of DISH stock. After the merger closes, if you held 100 shares of DISH stock, they would be converted automatically to 35 shares of EchoStar stock, which would have a value equal to the SATS market price on the day of closing. The remaining .0877 fractional share value would be paid out in cash.

We’ll continue to share more information on the merger as appropriate throughout this process. Check out our merger page on The HOP for a story about getting to know EchoStar. We still anticipate the merger will close in the fourth quarter.

Thank you for your dedication to the team and our mission.

Doug Balsbough

EVP, Chief People Officer

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond DISH’s and EchoStar’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include the factors discussed under the section entitled “Risk Factors” of DISH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC, and under the section entitled “Risk Factors” of EchoStar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC. DISH and EchoStar undertake no obligation to update or supplement any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. These factors include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the Amended Merger Agreement between DISH and EchoStar; the effect of the announcement of the proposed transaction on the ability of DISH and EchoStar to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; DISH’s and EchoStar’s ability to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; risk factors related to the current economic and business environment; significant transaction costs and/or unknown liabilities; risk factors related to pandemics or other health crises; risk factors related to funding strategies and capital structure; and risk factors related to the market price for DISH’s and EchoStar’s respective common stock.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 that will include as a prospectus a joint information statement of the type contemplated by Rule 14c-2 of the Exchange Act and be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the joint information statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DISH’s and EchoStar’s respective periodic reports and other filings with the SEC, including the risk factors identified in each of DISH’s and EchoStar’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither DISH nor EchoStar undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, DISH and EchoStar intend to prepare a joint information statement for their respective stockholders containing the information with respect to the proposed transaction contemplated by Rule 14c-2 of the Exchange Act and describing the proposed transaction. EchoStar intends to file with the SEC a registration statement on Form S-4 that will include the joint information statement. Each of DISH and EchoStar may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the joint information statement or any other document that DISH or EchoStar may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint information statement (if and when available) and other documents containing important information about DISH, EchoStar and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by DISH will be available free of charge on its website at https://ir.dish.com/. Copies of the documents filed with the SEC by EchoStar will be available free of charge on its website at https://ir.echostar.com/.